NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
PO Box 11066 Bayside Victoria 3199 Australia
Suite 5 Level 1 Dolphin House
405 Nepean Highway Frankston Victoria 3199 Australia
Telephone: +61 3 9770 0063
Facsimile: +61 3 9770 0129
norwood@norwoodabbey.com.au
www.norwoodabbey.com

1 August 2007

07025803

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
15/5/07	Appendix 3B
29/5/07	Appendix 3B
4/6/07	Form 603
8/6/07	Appendix 3B
12/7/07	EGM Notice of Meeting
20/7/07	Equity Line Drawdown
20/7/07	Form 605
25/7/07	Needle-Free Commercialisation Update
31/7/07	Appendix 4C and Quarterly Review

PROCESSED
AUG 13 2007
THOMSON FINANCIAL

SUPPL

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

dw 8/8

QUARTERLY REVIEW

To be read in conjunction with Appendix 4C

FUNDING

The net cash outflow for the quarter was $551,000. The company has continued to reduce its operating costs and its debt, consistent with the previously announced strategy of crystallizing value for its Needle-free and Eyecare technologies.

During the quarter, the Company completed further successful draw-downs under its equity facility with Global Emerging Markets ("GEM"). The placement of approximately 10 million shares raised approximately $830,000. Also, during the quarter, the Company reduced its debt obligation to CAMOFI by US$500,000. The Company has now reduced its CAMOFI debt from the original US$3 million to US$1 million.

Subsequent to the end of the quarter, the Company announced a further drawdown under its GEM equity facility and this is currently closing with a raising of approximately A$200,000. The GEM facility continues to be a successful fundraising mechanism for the Company.

Additionally, the Company has arranged, through Shadforths Ltd, sharebrokers, a short-term advance of A$250,000 to Norwood. Shadforths has advised that they are finalising the arrangement and funds will be available in three weeks. The advance is to form part of a broader funding initiative (designed to raise not less than A$3 million), expected to be formalised in the next three to four weeks. Norwood expects to be able to confirm the proposed terms of the broader funding initiative in the near future.

Should any further funds be required during the coming quarter to service the company's cash requirements, the Company continues to be able to make use of the GEM equity facility.

PROJECT UPDATE

The Company is close to completing certain structural changes in relation to the Eyecare project, foreshadowed in the previous quarterly review, which will allow the Company to pursue both out-licensing arrangements and potential spin-outs of the project.

Recent announcements have reported on the continued progress with the Needle-free project. These have included both technology advances and commercialization opportunities. The Company has received many unsolicited approaches from parties interested in the Needle-free technology for both human and veterinary applications. Each of these approaches is being pursued. The Company is also continuing discussions with respect to potential strategic and financial partnering of the project as well as the potential spin-outs of the technology.

The Company confirms that it retains its holding of approximately fifty million shares in Norwood Immunology Ltd.

The actions described in relation to the Eyecare and Needle-free technologies are designed to further reduce the ongoing cash commitments of the company and to provide independent evidence of the value that may be attributable to the technologies.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

Quarter ended ("current quarter")

30 June 2007

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers	38	430
1.2	Payments for (a) staff costs	(218)	(1,967)
	(b) advertising and marketing	-	-
	(c) research and development	(176)	(874)
	(d) leased assets	(6)	(14)
	(e) other working capital	(475)	(892)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	2	57
1.5	Interest and other costs of finance paid	(179)	(683)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)		
	Other Income	3	111
	Legal Expenses	(26)	(270)
	Travel Expenses	(15)	(132)
	Professional Fees	(25)	(916)
	Net operating cash flows	(1,077)	(5,150)

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	(1,077)	(5,150)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	(12)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	4,203
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	1,244
1.13	Other (provide details if material)	-	-
	Net investing cash flows	-	5,435
1.14	**Total operating and investing cash flows**	(1,077)	285
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	830	1,350
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(304)	(2,271)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	(526)	(921)
	Net increase (decrease) in cash held	(551)	(636)
1.21	Cash at beginning of quarter/year to date	604	689
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	53	53

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	26
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payments include:
(a) directors & committee fees to non-executive director

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities Guarantee facility for Lease over Premises	-	-
3.2	Credit standby arrangements - various	350	101

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	53	604
4.2 Deposits at call	-	-
4.3 Bank overdraft		
4.4 Other (provide details) Borrowings received – subject to shareholder approval at EGM		
Total: cash at end of quarter (item 1.23)	53	604

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ...Jeffrey Bell................................ Date: 31 July 2007
(~~Director~~/Company secretary)

Print name: ...Jeffrey Bell

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

NEEDLE-FREE COMMERCIALISATION UPDATE

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that the commercialisation phase of the needle-free injection system project is progressing.

During the past six months, the company has received unsolicited approaches, in relation to the technology, from a number of sources. Preliminary discussions have been undertaken with a number of parties.

The parties include prominent pharmaceutical groups, one medical consulting group and a number of research hospitals, all of whom have expressed interest in the human applications of the technology. Two groups have approached the company regarding veterinary applications of the technology.

The Company's strategy is to enter into multiple arrangements with a range of partners. The needle-free technology presents a unique platform for the safe and controlled delivery of compounds of all kinds.

The Company will continue to provide information and/or demonstrations on a confidential basis to the parties with a view to consummating the first commercial arrangements at the earliest possible date.

Shareholders are reminded that major pharmaceutical groups undertake extensive due diligence, including technical assessments and patent assessments, and their timeframes are usually considerable.

Meanwhile, continued progress has been made at MIT with respect to proving up the required parameters of the needle-free actuator. Recent developments have been the subject of separate reports in the past three months.

To find out more about the Norwood group, visit www.norwoodabbey.com

For further information please contact:

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd
+61-3-9770-0063

Form 605

Corporations Law
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	NORWOOD ABBEY LIMITED
ACN/ARSN	ACN 085 162 456

1. Details of substantial holder (1)

Name	CREDIT SUISSE HOLDINGS (AUSTRALIA) LIMITED and each of its related bodies corporate in the Credit Suisse Group
ACN/ARCN (if applicable)	008 496 713
The holder ceased to be a substantial holder on	18/07/2007
The previous notice was given to the company on	4/06/2007
The previous notice was dated	4/06/2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
Refer to Annexure A					

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
n/a	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CREDIT SUISSE HOLDINGS (AUSTRALIA) LIMITED and each of its related bodies corporate in the Credit Suisse Group	Level 31 Gateway 1 Macquarie Place Sydney NSW 2000

Signature

Print name	Sarah Culham	Capacity	Secretary
Sign here		date	20/07/07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(3) See the definition of "associate" in section 9 of the Corporations Law.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE "A"

Consideration

Holder of relevant interest	Date of acquisition or disposal	Nature of change (6)	Consideration (9)		Class and number of securities	
Credit Suisse Equities (Australia) Limited (ACN 068 232 708) and each of the entities in the Credit Suisse Group which control CSEAL	01-Jun-07	Sale on market 29-May-07, disposal settled on 1-Jun-07	-$8,100.00		-100,000	ordinary shares
	01-Jun-07	Acquired on market	$19,737.60		256,000	ordinary shares
	05-Jun-07	Sale on market 31-May-07, disposal settled on 5-Jun-07	-$3,650.00		-50,000	ordinary shares
	06-Jun-07	Acquired on market	$52,252.34		621,312	ordinary shares
	06-Jun-07	Sale on market 1-Jun-07, disposal settled on 6-Jun-07	-$19,737.60		-256,000	ordinary shares
	07-Jun-07	Acquired on market	$39,263.48		38,160	ordinary shares
	12-Jun-07	Acquired on market	$7,140.00		85,000	ordinary shares
	15-Jun-07	Acquired on market	$13,965.92		165,666	ordinary shares
	15-Jun-07	Acquired on market	$3,754.78		45,790	ordinary shares
	19-Jun-07	Acquired on market	$12,439.40		151,700	ordinary shares
	21-Jun-07	Acquired on market	$1,758.82		21,449	ordinary shares
	22-Jun-07	Acquired on market	$26,817.61		327,044	ordinary shares
	25-Jun-07	Acquired on market	$36,631.20		446,722	ordinary shares
	26-Jun-07	Acquired on market	$41,115.89		509,960	ordinary shares
	28-Jun-07	Acquired on market	$39,369.91		506,040	ordinary shares
	29-Jun-07	Sale on market 26-Jun-07, disposal settled on 29-Jun-07	-$48,600.00		-600,000	ordinary shares
	02-Jul-07	Acquired on market	$7,500.00		100,000	ordinary shares
	02-Jul-07	Sale on market 27-Jun-07, disposal settled on 2-Jul-07	-$15,600.00		-200,000	ordinary shares
	04-Jul-07	Sale on market 29-Jun-07, disposal settled on 4-Jul-07	-$7,920.00		-110,000	ordinary shares
	12-Jul-07	Acquired on market	$4,140.00		60,000	ordinary shares
	16-Jul-07	Acquired on market	$1,200.00		20,000	ordinary shares
	16-Jul-07	Sale on market 11-Jul-07, disposal settled on 16-Jul-07	-$27,037.01		-385,692	ordinary shares
	18-Jul-07	Acquired on market	$4,200.00		70,000	ordinary shares
	18-Jul-07	Sale on market 13-Jul-07, disposal settled on 18-Jul-07	-$98,323.22		-1,609,218	ordinary shares
	18-Jul-07	Sale on market 13-Jul-07, disposal settled on 18-Jul-07	-$96,535.62		-1,614,308	ordinary shares

This is the annexure "A" referred to in the Form 605 "Notice of Ceasing to be a Substantial Holder".

***SARAH CULHAM* - COMPANY SECRETARY**

CREDIT SUISSE HOLDINGS (AUSTRALIA) LIMITED
(ACN 008 496 713)

....

Date: 20 July 2007

EQUITY LINE DRAWDOWN

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that it has initiated a further drawdown under its long-standing A$20 million equity line with Global Emerging Markets Inc. designed to raise A$250,000.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

For further information please contact:

Norwood Abbey Ltd
Lula Liossi
Corporate Communications Manager
+61-3-9770-0063

NORWOOD ABBEY

Norwood Abbey Limited

ABN 20 085 162 456

12 July 2007

Dear Shareholder,

Enclosed is a Notice of Meeting and accompanying Explanatory Statement which details the business of an Extraordinary General Meeting of Norwood Abbey Limited to be held at Dingley International Hotel, 334-348 Boundary Road, Dingley, Victoria at 9.30am on Monday 13th August 2007.

ASX Listing Rule 7.1 precludes the Company from issuing new equity securities in excess of 15% of its capital in any 12 month period without the prior approval of shareholders in general meeting, subject to a number of exceptions.

ASX Listing Rule 7.4 provides that where a company in general meeting ratifies an issue of equity securities, the issue will be treated as having been made with approval for the purpose of Listing Rule 7.1, thereby enabling the Company to issue further securities without exceeding the 15% in 12 months limitation. As such, Shareholders are now being asked to ratify these previous issues of securities so that the Company has the flexibility to raise further capital (if determined appropriate) over the coming 12 months without the delay involved in the requirement to seek shareholder approval.

The Resolution is set out in the Notice of Meeting and further details in respect of the Resolution are included in the Explanatory Statement.

For the reasons set out in the Explanatory Statement, the non-associated Directors unanimously recommend approval of the proposed Resolutions.

If you cannot attend the Extraordinary General Meeting, you are strongly urged to complete the attached Proxy Form. The Proxy Form and the power of attorney or other authority (if any) under which it is signed (or a certified copy) must be received as soon as possible and in any event by no later than 9.30am on 11th August 2007.

Yours sincerely

Peter Hansen
Executive Chairman

THIS IS AN IMPORTANT DOCUMENT

AND REQUIRES YOUR ATTENTION

If you are in any doubt as to how to deal with it, please consult your financial or other professional adviser.

NORWOOD ABBEY LIMITED
ACN 085 162 456

NOTICE OF EXTRAORDINARY GENERAL MEETING

and

EXPLANATORY STATEMENT

Notice is given that an Extraordinary General Meeting of Norwood Abbey Limited will be held at Dingley International Hotel, 334-348 Boundary Road, Dingley, Victoria at 9.30am on Monday 13th August 2007.

NORWOOD ABBEY LIMITED

ACN 085 162 456

NOTICE OF EXTRAORDINARY GENERAL MEETING

An extraordinary general meeting of the members of Norwood Abbey Limited (**Company**) will be held:

- on 13th August 2007;
- at 9.30am Melbourne time;
- at Dingley International Hotel, 334-348 Boundary Road, Dingley, Victoria.

BUSINESS:

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

1. Resolution - Ratification of prior issue of securities

That, in accordance with the requirements of Australian Stock Exchange Listing Rule 7.4, Shareholders ratify the issue of the following securities:

Name	Shares issued at $0.00	Shares issued at $0.0905	Shares issued at $0.0946	Options exercisable at $0.09[1]	Shares issued at $0.0867
CAMOFI Master Fund	1,000,000				
CIBA Vision AG	333,333				
GEM Global Yield Fund		5,944,453			
GEM Global Yield Fund			7,000,000		
CAMOFI Master Fund	2,000,000			4,000,000	
GEM Global Yield Fund					3,000,000

1. Options expiring 23 May 2011 and otherwise on the terms set out in the Explanatory Statement attached to and forming part of this Notice of General Meeting.

VOTING EXCLUSION STATEMENT

1. Resolution 1

The Company will disregard any votes cast on Resolution 1 by:

(a) any person who participated in the issue of securities; and

(b) an associate of any person who participated in the issue of securities.

However, the Company need not disregard a vote if:

(c) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions of the Proxy Form; or

(d) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

DETERMINATION OF VOTING ENTITLEMENTS

The Company has determined, in accordance with regulation 7.11.37 of the *Corporations Regulations 2001* (Cth), that the Shares quoted on ASX at 7.00pm Melbourne time, on 11th August 2007 are taken, for the purposes of the general meeting to be held by the persons who held them at that time. Accordingly, those persons are entitled to attend and vote (if not otherwise excluded) at the General Meeting.

PROXIES

1. A member entitled to attend and vote at the meeting has the right to appoint:

   (a) one proxy if the member is only entitled to one vote; and

   (b) one or two proxies if the member is entitled to more than one vote.

2. A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the member appoints two proxies and the appointment does not specify the proportion or number of the member's votes, each proxy may exercise one half of the member's votes.

3. A proxy need not be a member of the Company.

4. The member or his or her attorney must sign the Proxy Form. Proxies given by corporations must be signed either under seal or under the hand of a duly authorised officer or attorney.

5. To be valid, the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or a certified copy) must be received as soon as possible and in any event no later than 9.30am on 11th August 2007. Proxies may be lodged by facsimile or mail to the following offices or facsimile numbers:

   Norwood Abbey Limited
   P.O. Box 11066
   Bayside Victoria 3199
   Facsimile number: (03) 9770 0129

   OR

   Computershare Investor Services Pty Limited
   GPO Box 242
   Melbourne Victoria 3001
   Facsimile number: (03) 9473 2555

6. A Proxy Form accompanies this Notice of General Meeting.

DATED 12th July 2007

BY ORDER OF THE BOARD



Peter Hansen
Executive Chairman

NORWOOD ABBEY LIMITED
ACN 085 162 456

EXPLANATORY STATEMENT

1. PURPOSE OF INFORMATION

The purpose of this Explanatory Statement (which is included in and forms part of the Notice of Extraordinary General Meeting dated 12th July 2007 is to provide Shareholders with an explanation of the business of the meeting and of the Resolution to be proposed and considered at the Extraordinary General Meeting on 13th August 2007 and to assist Shareholders to determine how they wish to vote on the Resolution.

Shareholders should read the full text of this Explanatory Statement before deciding how to vote.

Words or expressions used in this Explanatory Statement are defined below. Unless otherwise stated, all references to sums of money, '$' and 'dollars' are references to Australian currency.

2. DEFINITIONS

In this Explanatory Statement, the following terms have the following meanings:

ASX means Australian Stock Exchange Limited.

Company means Norwood Abbey Limited ABN 20 085 162 456.

Director means a director of the Company as at the date of this Explanatory Statement.

EGM means the Extraordinary General Meeting to be held on 13th August 2007.

Explanatory Statement means this explanatory statement which accompanies and forms part of the Notice of Meeting

Holder means the holder of an Option.

Listing Rules means the official listing rules of ASX from time to time.

Notice of Meeting means the Notice of General Meeting dated 12th July 2007 referred to in, and accompanying, this Explanatory Statement.

Option means an option to acquire, by way of issue, one Share in the capital of the Company.

Proxy Form means the proxy form attached to and forming part of the Notice of Meeting.

Resolution means a resolution referred to in the Notice of Meeting.

Share means a fully paid ordinary share in the Company.

Shareholders means the holders of Shares.

3. THE RESOLUTION

The Resolution to be put before the meeting relates to the ratification of previous placements of securities by the Company.

Resolution 1 - Ratification of prior issue of securities

Summary of prior issues:

As announced to ASX on 19 February 2007, a total of 1,000,000 fully paid Shares were issued at no consideration, as set out in Resolution 1, under the terms of an agreement entered into with CAMOFI Master LDC. 333,333 fully paid Shares were issued at no consideration, as set out in Resolution 1, as the final instalment of shares to CIBA Vision AG under the terms of the revised asset purchase agreement entered originally dated April 2004.

As announced to ASX on 15 March 2007, a total of 5,944,453 fully paid Shares at $0.0905 per Share were issued to GEM Global Yield Fund as set out in Resolution 1. The shares were issued in satisfaction of the requirements under the GEM Equity Line Facility Agreement and the drawdown notice issued by the Norwood in accordance with the terms of that agreement.

As announced to ASX on 21 May 2007, a total of 7,000,000 fully paid Shares were issued at $0.0946 per Share to GEM Global Yield Fund as set out in Resolution 1. The shares were issued in satisfaction of the requirements under the GEM Equity Line Facility Agreement and the drawdown notice issued by the Norwood in accordance with the terms of that agreement.

As announced to ASX on 29 May 2007, a total of 2,000,000 fully paid Shares were issued at no consideration and 4,000,000 options over fully paid Shares were issued exercisable at $0.09 per Share expiring 4 years from the date of issue, to CAMOFI Master LDC as set out in Resolution 1. The shares and options were issued to CAMOFI Master LDC in consideration for the extension of the outstanding Convertible Notes to September 2007.

As announced to ASX on 7 June 2007, a total of 3,000,000 fully paid Shares were issued at $0.0867 per Share to GEM Global Yield Fund as set out in Resolution 1. The shares were issued in satisfaction of the requirements under the GEM Equity Line Facility Agreement and the drawdown notice issued by the Norwood in accordance with the terms of that agreement.

Shareholder Approval:

Listing Rule 7.1 precludes the Company from issuing new equity securities in excess of 15% of its capital in any 12 month period without the prior approval of Shareholders in general meeting, subject to a number of exceptions.

The issues of securities to each of the allottees as set out in Resolution 1 were within the 15% limit at the relevant time and therefore did not require the prior approval of Shareholders under Listing Rule 7.1

Listing Rule 7.4 provides that where a Company in general meeting ratifies an issue of equity securities the issue will be treated as having been made with approval for the purpose of Listing Rule 7.1, thereby enabling the Company to issue further securities without exceeding the 15% in 12 months limitation. This will allow the Company to raise further capital without the delay involved in the requirement to seek prior shareholder approval. Ratification of the previous issues of securities will enable the Company to take advantage of any opportunities as they arise and which are in the best interests of the Company to pursue.

Listing Rule 7.5 requires the following information be given to Shareholders.

The number of securities allotted

A total of 19,277,786 Shares and 4,000,000 Options were issued as set out in Resolution 1.

The price at which the securities were issued

3,333,333 Shares were issued for no consideration per share, 5,944,453 Shares were issued at $0.0905 per Share, 7,000,000 Shares were issued at $0.0946 per Share and 3,000,000 Shares were issued at $0.0867 per Share. 4,000,000 Class UOJ Options were issued each at an exercise price of $0.09.

The terms of the securities

Each Share was issued on the same terms and ranking equally in all respects with the existing ordinary shares in the Company then on issue.

Each Option entitles the Holder to subscribe for one Share in the Company. No amount is payable on the issue of the Options. Each Option may be exercised on or before the expiry date. An Option not exercised automatically expires.

Full terms of each class of Options is annexed to this Explanatory Statement as Annexure A.

The names of allottees or the basis on which allottees were determined

The allottees are detailed in Resolution 1.

The use or intended use of the funds raised

1,000,000 Shares were issued to CAMOFI Master LDC in consideration for extension of the interim repayment terms under the Convertible Notes issued to CAMOFI Master LDC. 333,333 Shares were issued to CIBA Vision AG in final satisfaction of the purchase price payable under the terms of the asset purchase agreements as amended, entered into by the Company with CIBA Vision AG in April 2004. 5,944,453 were issued to GEM Global Yield Fund in accordance with terms of the drawdown notice issued to GEM and the Equity Line Facility Agreement. 7,000,000 were issued to GEM Global Yield Fund in accordance with terms of the drawdown notice issued to GEM and the Equity Line Facility Agreement. 3,000,000 were issued to GEM Global Yield Fund in accordance with terms of the drawdown notice issued to GEM and the Equity Line Facility Agreement.

No funds were raised by the issue of the Options. Upon exercise of the Options, the Company will evaluate the best use of those funds at that time or otherwise apply them to working capital requirements.

A voting exclusion statement

A voting exclusion statement relating to Resolution 1 is included in the Notice of Meeting.

Effect of Shareholder Approval

If approved, Resolution 1 will ratify and approve the previous issue of a total of:

(a) 1,000,000 Shares issued at $0.00 each;

(b) 333,333 Shares issued at $0.00 each;

(c) 5,944,453 Shares issued at $0.0905 each;

(d) 7,000,000 Shares issued at $0.0946 each;

(e) 2,000,000 Shares issued at $0.0792 each;

(f) 3,000,000 Shares issued at $0.0867 each; and

(g) 4,000,000 Class UOJ Options, each to subscribe for one Share exercisable at $0.09 expiring 22 May 2011.

Advantages to the passing of Resolution 1

Ratification of the issues of the Shares and Options referred to above will enable the Company to raise more capital by the issue of additional securities in the future (if necessary), up to the 15% limit in Listing Rule 7.1, without the need for Shareholder approval. By taking this course, the Company will be well placed to readily take advantage of any opportunities as they arise.

Disadvantages to the passing of Resolution 1

The Directors do not believe that there are any disadvantages to Shareholders which arise from ratification of the issue of the securities the subject of Resolution 1.

4. VOTING

You are urged to consider carefully all of this material, determine how you wish to vote and cast your vote accordingly.

Please refer to the voting exclusion statement in the Notice of Meeting.

5. RECOMMENDATIONS

5.1 Your Directors recommend approval of the Resolution and recommend that *eligible* Shareholders vote in favour of the Resolution.

5.2 If Shareholders cannot attend the Extraordinary General Meeting they are urged to complete the attached Proxy Form. The Proxy Form and the power of attorney or other authority (if any) under which it is signed (or a certified copy) must be received by 9.30am, 11th August 2007, being not later than 48 hours before the time for holding the meeting.

6. QUERIES

If you have any queries about the General Meeting, the Resolutions to be put to the General Meeting or the proposals being considered, please contact the Company Secretary, Jeff Bell at Norwood Abbey Limited on 61 3 9770 0063.

DATED 12th July 2007

ANNEXURE A

TERMS OF ISSUE OF CLASS UOJ OPTIONS UNDER RESOLUTION 1

Entitlement

Each option (**Option**) entitles the Holder to subscribe for one fully paid ordinary share in the capital of the Company.

Issue Price

No amount is payable on issue of the Options.

Exercise Price

The exercise price of each Option is A$0.09.

Option Period

Each Option may be exercised at any time before 22 May 2011. An option not exercised automatically expires on 22 May 2011.

Certificate

The Company must give each Holder a certificate or holding statement stating:

(a) the number of options issued to the Holder;

(b) the exercise price of the Options;

(c) the date of issue of the Options.

Participation rights, bonus issues, rights issues and reorganisations

Participation
A Holder is not entitled to participate in any new issue to existing shareholders of securities in the Company unless they have exercised their options before the record date for determining entitlements to the new issue of securities and participate as a result of holding shares.

Notice of new issue
The Company must give a Holder, in accordance with the ASX Listing Rules, notice of:

(a) the proposed terms of the issue or offer proposed under clause 1; and

(b) the right to exercise their options under clause 1.

Bonus issues
If the Company makes a bonus issue of shares or other securities to shareholders (except an issue in lieu of dividends or by way of dividend reinvestment) and no share has been issued in respect of the option before the record date for determining entitlements to the issue, then the number of underlying shares over which the option is exercisable is increased by the number of shares which the Holder would have received if the Holder had exercised the option before the record date for determining entitlements to the issue.

Pro rata issues
If the Company makes a pro rata issue of shares (except a bonus issue) to existing shareholders (except an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no share has been issued in respect of the option before the record date for determining entitlements to the issue, the exercise price of each Option is reduced in accordance with the ASX Listing Rules.

Reorganisation
If there is a reorganisation (including consolidation, sub- division, reduction or return) of the share capital of the Company, then the rights of the Holder (including the number of options to which each Holder is entitled to and the exercise price) is changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

Calculations and adjustments
Any calculations or adjustments which are required to be made under this clause will be made by the Board of the Company and will, in the absence of manifest error, be final and conclusive and binding on the Company and the Holder.

Notice of change
The Company must within a reasonable period give to each Holder notice of any change under this clause to the exercise price of any options held by a Holder or the number of shares which the Holder is entitled to subscribe for on exercise of an option.

Method of exercise of options

1. Method and payment
To exercise options, the Holder must give the Company or its share registry, at the same time:

(a) a written exercise notice (in the form approved by the board of the Company from time to time) specifying the number of Options being exercised and shares to be issued;

(b) payment of the exercise price for the shares the subject of the exercise notice by way of bank cheque or by other means of payment approved by the Company; and

(c) the certificate for the Options.

Exercise all or some options
(a) A Holder may only exercise Options in multiples of 100,000 unless the Holder exercises all Options held by the Holder.

(b) Options will be deemed to have been exercised on the date the application is lodged with the directors of the Company.

Option certificates
If a Holder exercises less than the total number of Options registered in the Holder's name:

(a) the Holder must surrender their option certificate (if any); and

(b) the Company must cancel the option certificate (if any) and issue the Holder a new option certificate or holding statement stating the remaining number of Options held by the Holder.

Issue of shares

Within 10 days after receiving an application for exercise of Options and payment by a Holder of the exercise price, the Company must issue the Holder the number of fully paid ordinary shares in the capital of the Company specified in the application.

Ranking of shares issued on exercise of options

Subject to the Company's constitution, all shares issued on the exercise of Options rank in all respects (including rights relating to dividends) pari passu with the existing ordinary shares of the Company at the date of issue.

No quotation

The Company will not apply to Australian Stock Exchange Limited for official quotation of the Options.

Governing law

These terms and the rights and obligations of Holders are governed by the laws of Victoria. Each participant irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Victoria.

EQUITY LINE DRAWDOWN

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that it has completed the second drawdown under its long-standing A$20 million equity line with Global Emerging Markets Inc. This brings to approximately $1,500,000 gross ($1,350,000 net) the total amount raised from placements under the GEM arrangement in the past two months.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

For further information please contact:

Norwood Abbey Ltd
Lula Liossi
Corporate Communications Manager
+61-3-9770-0063

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,000,000 fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.0867
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working Capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 June 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	214,537,305	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	19,948,012	Options exercisable at various prices expiring on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33 +Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (~~Director~~/Company Secretary) Date: .....7/06/2007..............

Print name: ......Jeffrey H. Bell................................

== == == == ==

+ See chapter 19 for defined terms.

Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	NORWOOD ABBEY LIMITED
ACN/ARSN	ACN 085 162 456

1. Details of substantial holder (1)

Name	CREDIT SUISSE HOLDINGS (AUSTRALIA) LIMITED and each of its related bodies corporate in the Credit Suisse Group
ACN (if applicable)	008 496 713
The holder became a substantial holder on	31/05/07

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary shares	11,356,980	11,356,980	5.37%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Credit Suisse Equities (Australia) Limited (CSEAL) (ACN 068 232 708) and each of the entities in the Credit Suisse Group which control, CSEAL	Voting rights and right to dispose of shares Each holding company of CSEAL is deemed to have the same relevant interest	11,356,980 ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Credit Suisse Equities (Australia) Limited (CSEAL) (ACN 068 232 708) and each of the entities in the Credit Suisse Group which control, CSEAL	CS Fourth Nominees Pty Limited (ACN 069 126 432)	Credit Suisse Equities (Australia) Limited	11,356,980 ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
See Annexure A				

6. **Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
Credit Suisse Equities (Australia) Limited	Related Body Corporate

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
CREDIT SUISSE HOLDINGS (AUSTRALIA) LIMITED and each of its related bodies corporate in the Credit Suisse Group	Level 31 Gateway 1 Macquarie Place Sydney NSW 2000
Credit Suisse Equities (Australia) Limited (CSEAL) (ACN 068 232 708) and each of the entities in the Credit Suisse Group which control, CSEAL	Level 31 Gateway 1 Macquarie Place Sydney NSW 2000

Signature

Print name Sarah Culham Capacity Secretary

Sign here [signature] date 04/06/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

ANNEXURE "A"

Consideration

Holder of relevant interest	Date of acquisition or disposal	Nature of change (6)	Consideration (9)		Class and number of securities	
Credit Suisse Equities (Australia) Limited (ACN 068 232 708) and each of the entities in the Credit Suisse Group which control CSEAL	01-Feb-07	Acquired on Market	$3,654.52		39,800	ordinary shares
	02-Feb-07	Sale on market 30-Jan-07, disposal settled on 2-Feb-07	-$4,455.00		-45,000	ordinary shares
	05-Feb-07	Sale on market 31-Jan-07, disposal settled on 5-Feb-07	-$1,040.00		-10,000	ordinary shares
	06-Feb-07	Acquired on Market	$3,423.00		48,900	ordinary shares
	07-Feb-07	Acquired on Market	$15,729.20		201,000	ordinary shares
	12-Feb-07	Acquired on Market	$16,262.40		192,000	ordinary shares
	14-Feb-07	Sale on market 9-Feb-07, disposal settled on 14-Feb-07	-$22,314.06		-280,680	ordinary shares
	01-Mar-07	Acquired on Market	$15,200.00		200,000	ordinary shares
	01-Mar-07	Acquired on Market	$4,500.00		60,000	ordinary shares
	05-Mar-07	Sale on market 28-Feb-07, disposal settled on 5-Mar-07	-$7,100.00		-100,000	ordinary shares
	06-Mar-07	Acquired on Market	$9,167.35		134,814	ordinary shares
	08-Mar-07	Sale on market 5-Mar-07, disposal settled on 8-Mar-07	-$680.00		-10,000	ordinary shares
	12-Mar-07	Sale on market 7-Mar-07, disposal settled on 12-Mar-07	-$3,650.00		-50,000	ordinary shares
	15-Mar-07	Sale on market 10-May-07, disposal settled on 15-May-07	-$8,600.00		-100,000	ordinary shares
	16-Mar-07	Sale on market 13-Mar-07, disposal settled on 16-Mar-07	-$1,400.00		-10,000	ordinary shares
	19-Mar-07	Sale on market 14-Mar-07, disposal settled on 19-Mar-07	-$1,500.00		-15,000	ordinary shares
	20-Mar-07	Acquired on Market	$525.00		5,000	ordinary shares
	03-Apr-07	Sale on market 29-Mar-07, disposal settled on 3-Apr-07	-$7,728.00		-84,000	ordinary shares
	04-Apr-07	Acquired on Market	$31,200.00		312,000	ordinary shares
	13-Apr-07	Acquired on Market	$19,377.46		201,011	ordinary shares
	16-Apr-07	Acquired on Market	$9,400.00		100,000	ordinary shares
	17-Apr-07	Acquired on Market	$35,143.00		330,000	ordinary shares
	17-Apr-07	Acquired on Market	$2,696.91		30,999	ordinary shares
	18-Apr-07	Acquired on Market	$94,365.00		945,000	ordinary shares
	24-Apr-07	Acquired on Market	$4,550.00		50,000	ordinary shares
	26-Apr-07	Acquired on Market	$14,509.28		161,957	ordinary shares
	26-Apr-07	Sale on market 23-Apr-07, disposal settled on 26-Apr-07	-$721.39		-4,774	ordinary shares
	27-Apr-07	Acquired on Market	$42,500.00		500,000	ordinary shares
	30-Apr-07	Acquired on Market	$11,078.90		117,389	ordinary shares
	30-Apr-07	Acquired on Market	$56,620.00		600,000	ordinary shares
	02-May-07	Sale on market 27-Apr-07, disposal settled on 2-May-07	-$17,595.00		-207,000	ordinary shares
	04-May-07	Acquired on Market	$9,000.00		100,000	ordinary shares
	04-May-07	Acquired on Market	$171,000.00		1,900,000	ordinary shares

	08-May-07	Acquired on Market	$9,100.00		100,000	ordinary shares
	10-May-07	Acquired on Market	$35,040.00		400,000	ordinary shares
	16-May-07	Acquired on Market	$6,750.00		75,000	ordinary shares
	16-May-07	Acquired on Market	$48,438.00		540.000	ordinary shares
	18-May-07	Acquired on Market	$86,700.00		1,000,000	ordinary shares
	23-May-07	Sale on market 18-May-07, disposal settled on 23-May-07	-$2,610.00		-30.000	ordinary shares
	23-May-07	Acquired on Market	$120,105.31		1,414,668	ordinary shares
	24-May-07	Acquired on Market	$29.269.22		344.332	ordinary shares
	26-May-07	Sale on market 21-May-07, disposal settled on 26-May-07	-$2,150.00		-25,000	ordinary shares
	29-May-07	Acquired on Market	$8,080.00		101,000	ordinary shares
	30-May-07	Acquired on Market	$25,790.40		324,000	ordinary shares
	31-May-07	Acquired on Market	$43,694.44		552,395	ordinary shares
	31-May-07	Acquired on Market	$5,400.00		60,000	ordinary shares
	31-May-07	Acquired on Market	$19,737.60		256,000	ordinary shares

This is the annexure "A" referred to in the Form 603 "Notice of Initial Substantial Holder".

SARAH CULHAM - COMPANY SECRETARY

CREDIT SUISSE HOLDINGS (AUSTRALIA) LIMITED
(ACN 008 496 713)

....

Date: 4 June 2007

NORWOOD ABBEY

DEBT REDUCTION

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that it has reduced its debt with CAMOFI from US$1.5 million to US$1 million. This has been achieved through a cash repayment of US$250,000 and the conversion of a further US$250,000 into equity at a 10% discount to the VWAP over the 20 days preceding the conversion.

In addition, the date for repayment of the balance of US$1 million has been extended to September 21 2007. CAMOFI will have a right to convert the balance of the debt into equity at a 10% discount to the VWAP over the 20 days preceding the conversion. The Company has agreed to issue to CAMOFI 4 million options (exercisable at 9 cents) and 2 million shares as part of the refinancing arrangement.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

For further information please contact:

Norwood Abbey Ltd
Lula Liossi
Corporate Communications Manager
+61-3-9770-0063

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,843,377 fully paid ordinary shares 4,000,000 options over fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	7.92 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Part repayment of convertible note and consideration for extension
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	211,537,305	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	19,948,012	Options exercisable at various prices expiring on various dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (~~Director~~/Company Secretary) Date: .29/05/2007

Print name: ......Jeffrey H. Bell.................................

== == == == ==

+ See chapter 19 for defined terms.

NORWOOD ABBEY

EQUITY LINE DRAWDOWN

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that it has received a sum of A$662,000 from its long-standing A$20 million equity line with Global Emerging Markets Inc. Norwood has previously received A$520,000 from this facility.

Norwood currently expects to be able to announce the receipt of a further additional sum, under the facility, in the near future.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

For further information please contact:

Norwood Abbey Ltd
Lula Liossi
Corporate Communications Manager
+61-3-9770-0063

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,000,000 fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	9.46 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working Capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,693,928	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,948,012	Options exercisable at various prices expiring on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (~~Director~~/Company Secretary) Date: .15/05/2007

Print name: ......Jeffrey H. Bell.................................

== == == == ==

END